                                  SECURITIES AND EXCHANGE COMMISSION
                                        Washington, D.C. 20549


                                             SCHEDULE 13D


                               Under the Securities Exchange Act of 1934
                                           (Amendment No. 8)

                                            ENVIROGEN, INC.
                                           (Name of Issuer)

                               Common Stock, Par Value, $0.01 Per Share
                                    (Title of Class of Securities)

                                               294040100
                                            (CUSIP Number)

                                          Gaetano J. Casillo
                                     Allen & Company Incorporated
                      711 Fifth Avenue, New York, New York 10022, (212) 830-8300
                       (Name, Address and Telephone Number of Person Authorized
                                to Receive Notices and Communications)

                                           November 18, 1998
                        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 13d-1(e), 240.13d-1(f) or240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See S240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                             Page 1 of 14 Pages

                                            AMENDMENT NO. 8
                                                TO THE
                                             SCHEDULE 13D
-------------------                                        ---------------------
CUSIP No. 294040100                                         Page 2 of 14 Pages
-------------------                                        ---------------------
==========================================================
====================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Allen Holding Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
                                                                     (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
       Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                         [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
-----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
             0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
             0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
             0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
             0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    146,460 (Includes 36,503 warrants to purchase 36,503 shares of the Issuer's Common Stock)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                  [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.7%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
             HC
==========================================================
===================
                              *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)
                                            AMENDMENT NO. 8
                                                TO THE
                                             SCHEDULE 13D
------------------                                        ---------------------
CUSIP No. 294040100                                       Page 3 of 14 Pages
-------------------                                       ----------------------
==========================================================
====================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Allen & Company Incorporated
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                      (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
       Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                      [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
       New York
-----------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE VOTING POWER
    146,460 (Includes 36,503 warrants to purchase 36,503 shares of the Issuer's Common Stock)
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
             0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   146,460 (Includes 36,503 warrants to purchase 36,503 shares of the Issuer's Common Stock)
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
             0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    146,460 (Includes 36,503 warrants to purchase 36,503 shares of the
    Issuer's Common Stock)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.7%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
             CO, BD
------------------------------------------------------------------------------
                              *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                                           Page 4 of 14 Pages

                                            AMENDMENT NO. 8
                                                TO THE
                                             SCHEDULE 13D

       The Reporting Persons, consisting of Allen & Company Incorporated ("ACI"), and Allen Holding Inc. ("AHI") hereby amend their Schedule 13D relating to the Common Stock, $0.01 per share of Envirogen, Inc. as set forth below.

Item 5.      Interest in Securities of the Issuer

             (a) As of the close of business on December 1, 1998, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below
(based upon the Issuer's Schedule 14A. Notice and Proxy Statement dated November 11, 1998 in which the Issuer estimated that the aggregate number of shares of the Issuer's Common Stock issued and outstanding would be 3,965,940 following the approval of the one-for-six reverse stock split referenced below (the "Reverse Stock Split")). On November 24, 1998, the Issuer's stockholders approved and adopted an Amendment to the Issuer's Amended and Restated Certificate of Incorporation to give effect to the Reverse Stock Split. The Reporting Persons' holdings of the Issuer's Common Stock reported herein have been adjusted to reflect the Reverse Stock Split.

==========================================================
====================
Name                            Shares of Common Stock             Percentage
------------------------------------------------------------------------------
Allen Holding Inc.                     146,460(1)                      3.7%
------------------------------------------------------------------------------
Allen & Company Incorporated(1)        146,460(2)                      3.7%
------------------------------------------------------------------------------
==========================================================
====================

       (1)    Represents shares of the Issuer's Common Stock owned by ACI.

       (1) Does not include shares owned by officers and directors of ACI with respect to which ACI disclaims beneficial ownership. Includes 36,503 warrants to purchase 36,503 shares of the Issuer's Common Stock.

             (c) On November 18, 1998, ACI privately negotiated identical transactions with two purchasers whereby ACI sold, in the aggregate, 597,500 shares of the Issuer's Common Stock (the "Shares")to each purchaser. Each purchaser paid ACI an aggregate purchase price of $3,000 for the Shares.

             In addition, on October 13, 1998, 506,103 Warrants to purchase 506,103 shares of the Issuer's Common Stock expired.

             This Amendment No. 8 to the Schedule 13D does not reflect market maker transactions effected by ACI in the ordinary course of business.

             (e) On November 18, 1998, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Issuer's Common Stock.

                                                         Page 5 of 14 Pages


Item 7.      Material to be filed as Exhibits

       Exhibit A -- Directors and Executive Officers of Allen Holding Inc.
                    and Allen & Company Incorporated.

                                                          Page 6 of 14 Pages

             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 1998

ALLEN HOLDING INC.

             /s/ Gaetano J. Casillo
       By:  -------------------------
            Gaetano J. Casillo
            Vice President

ALLEN & COMPANY INCORPORATED

             /s/ Gaetano J. Casillo
       By:  -------------------------
            Gaetano J. Casillo
            Vice President

                                                          Page 7 of 14 Pages
                                       EXHIBIT A


                        OFFICERS AND DIRECTORS OF ALLEN & COMPANY INCORPORATED

      [S]               [C]                      [C]

                                             Principal Occupation
                     Business                (i.e., Position with
     Name xx         Address                 Allen & Company Incorporated)

Herbert A. Allen        x                    President, Managing Director,
                                             Director, Chief Executive Officer

Herbert A. Allen III    x                    Vice President, Director

Grace Allen             x                    Director

Eran S. Ashany          x                    Vice President, Director

Jonathan S. Bean        x                    Vice President, Director

Edmund M. Bleich        x                    Vice President

Denise Calvo-Silver     x                    Vice President, Director

Dominick J. Cantalupo   x                    Co-Chief Operations Officer, Vice
                                             President

Marvyn Carton           x                    Director - Emeritus

Gaetano J. Casillo      x                    Chief Compliance Officer,
                                             Vice President

Robert H. Cosgriff      x                    Chief Administrative Officer,
                                             Executive Vice President,
                                             Managing Director, Director

Richard M. Crooks, Jr.  x                    Director

Thalia V. Crooks        x                    Vice President, Director

Mary L. Cullen          x                    Vice President, Secretary, Director

Robert Dean             x                    Vice President - Elect

Orin F. Devereux        x                    Vice President, Director

Daniel Englander        x                    Vice President - Elect

                                                           Page 8 of 14 Pages

                                             Principal Occupation
                     Business                (i.e., Position with
Name xx              Address                 Allen & Company Incorporated)

Howard M. Felson        x                    Assistant Secretary, Vice President


Anthony J. Ferrante     x                    Treasurer

Richard Fields          x                    Executive Vice President, Managing
                                             Director, Director

Paul A. Gould           x                    Executive Vice President, Managing
                                             Director, Director

John G. Hall            x                    Vice President, Director

Daniel P. Harley        x                    Vice President

John H. Josephson       x                    Vice President, Director

Clark R. Keough         x                    Vice President, Director

Donald R. Keough        x                    Chairman of the Board,
                                             Managing Director, Director

Kaveh A. Khosrowshahi   x                    Vice President, Director

Neal Kopp               x                    Vice President

Irwin H. Kramer         x                    Executive Vice President,
                                             Managing Director, Director

Terry Allen Kramer      x                    Director

Suzanne G. Kucera       x                    Vice President - Elect, Director

Robert J. Kurz          x                    Vice President

William F. Leimkuhler   x                    Assistant Secretary, Vice
                                             President, General Counsel

LeRoy Kim               x                    Vice President - Elect

Jonathan Lipton         x                    Vice President - Elect

Jeffrey J. Logan        x                    Vice President - Elect

Dan W. Lufkin           x                    Special Advisor to the Board of
                                             Directors

Ellen F. Lynch          x                    Vice President

                                                          Page 9 of 14 Pages

                                             Principal Occupation
                     Business                (i.e., Position with
Name xx              Address                 Allen & Company Incorporated)
                                             Principal Occupation


Robert A. Mackie        x                    Executive Vice President,
                                             Managing Director, Director

James C. Maiden, Jr.    x                    Vice President

Terence C. McCarthy     x                    Co-Chief Operations Officer, Vice
                                             President

Robert C. Miller        x                    Vice President, Director

Terrence Morris         x                    Vice President - Elect

Brian J. Murphy         x                    Vice President, Director

Louis J. Mustacchio     x                    Vice President

Walter T. O'Hara, Jr.   x                    Executive Vice President, Managing
                                             Director, Director

Nancy B. Peretsman      x                    Executive Vice President, Managing
                                             Director, Director

Patrick S. Perry        x                    Vice President, Director

Pamela M. Plager        x                    Vice President, Director

Eugene Protash          x                    Vice President, Assistant Secretary

James W. Quinn          x                    Director, Vice President,
                                             Assistant Secretary

Philip D. Scaturro      x                    Executive Vice President, Managing
                                             Director, Director

John A. Schneider       x                    Executive Vice President,
                                             Managing Director, Director

Enrique F. Senior       x                    Executive Vice President, Managing
                                             Director, Director

Stanley S. Shuman       x                    Executive Vice President, Managing
                                             Director, Director

John M. Simon           x                    Executive Vice President, Managing
                                             Director, Director

                                                          Page 10 of 14 Pages


                                             Principal Occupation
                     Business                (i.e., Position with
Name xx              Address                 Allen & Company Incorporated)


Daniel Selmonosky       x                    Vice President, Director

Ian G. Smith            x                    Vice President - Elect

Dennis J. Warfield      x                    Vice President, Chief Information
                                             Officer

Kim M. Weiland          x                    Executive Vice President, Managing
                                             Director, Director, Chief
                                             Financial Officer

Edward D. Weinberger    x                    Vice President, Director

Harold M. Wit           x                    Executive Vice President, Managing
                                             Director, Director





x      711 Fifth Avenue, New York, New York 10022-3194.

xx All the Executive Officers and Directors of Allen & Company Incorporated are U.S. citizens unless otherwise indicated.

                                                         Page 11 of 14 Pages

                                        OFFICERS AND DIRECTORS
                                         OF ALLEN HOLDING INC.

[S]                 [C]                                 [C]

                                             Principal Occupation
                     Business                (i.e., Position with
Name xx              Address                 Allen & Company Incorporated)

Herbert A. Allen        x                    President, Managing Director,
                                             Director, Chief Executive Officer

Herbert A. Allen, III   x                    Vice President, Director

Grace Allen             x                    Director

Eran S. Ashany          x                    Vice President

Jonathan S. Bean        x                    Vice President - Elect

Edmund M. Bleich        x                    Vice President

Denise Calvo-Silver     x                    Vice President, Director

Dominick J. Cantalupo   x                    Co-Chief Operations Officer,
                                             Vice President

Marvyn Carton           x                    Director - Emeritus

Gaetano J. Casillo      x                    Chief Compliance Officer,
                                             Vice President

Robert H. Cosgriff      x                    Chief Administrative Officer,
                                             Executive Vice President,
                                             Managing Director, Director

Richard M. Crooks, Jr.  x                    Director

Thalia V. Crooks        x                    Vice President, Director

Mary L. Cullen          x                    Vice President, Secretary, Director

Robert Dean             x                    Vice President - Elect

Orin F. Devereux        x                    Vice President, Director

Daniel Englander        x                    Vice President - Elect

Howard M. Felson        x                    Assistant Secretary, Vice President

Anthony J. Ferrante     x                    Treasurer

Richard L. Fields       x                    Executive Vice President,
                                             Managing  Director, Director

                                                        Page 12 of 14 Pages

[S]                    [C]                           [C]

                                             Principal Occupation
                     Business                (i.e., Position with
Name xx              Address                 Allen & Company Incorporated)

John G. Hall            x                    Vice President - Elect, Director

Daniel P. Harley        x                    Vice President

John H. Josephson       x                    Vice President, Director

Donald R. Keough        x                    Chairman, Director

Clark R. Keough         x                    Vice President, Director

Kaveh A. Khosrowshahi   x                    Vice President, Director

Neal Kopp               x                    Vice President

Irwin H. Kramer         x                    Executive Vice President, Managing
                                             Director, Director

Terry Allen Kramer      x                    Director

Suzanne G. Kucera       x                    Vice President - Elect, Director

Robert J. Kurz          x                    Vice President

William F. Leimkuhler   x                    Assistant Secretary, Vice
                                             President, General Counsel

LeRoy Kim               x                    Vice President - Elect

Jonathan Lipton         x                    Vice President - Elect

Jeffrey J. Logan        x                    Vice President - Elect

Dan W. Lufkin           x                    Special Advisor to the
                                             Board of Directors

Ellen F. Lynch          x                    Vice President

Robert A. Mackie        x                    Executive Vice President,
                                             Managing Director, Director

James C. Maiden, Jr.    x                    Vice President

Terence C. McCarthy    x                     Co-Chief Operations Officer,
                                             Vice President, Executive Vice
                                             President - Elect, Director

                                                         Page 13 of 14 Pages


[S]                   [C]                           [C]
                                             Principal Occupation
                     Business                (i.e., Position with
Name xx              Address                 Allen & Company Incorporated)


Robert C. Miller        x                    Vice President, Director

Terrence Morris         x                    Vice President - Elect

Brian J. Murphy         x                    Vice President, Director

Louis J. Mustacchio     x                    Vice President

Walter T. O'Hara        x                    Executive Vice President, Managing
                                             Director, Director

Nancy B. Peretsman      x                    Executive Vice President,
                                             Managing Director, Director

Patrick S. Perry        x                    Vice President, Director

Pamela M. Plager        x                    Vice President, Director

Eugene Protash          x                    Assistant Secretary, Vice President

James W. Quinn          x                    Vice President, Assistant
                                             Secretary,  Director

Bradley A. Roberts      x                    Director - Elect, Vice
                                             President - Elect

Philip D. Scaturro      x                    Executive Vice President,
                                             Managing Director, Director

John A. Schneider       x                    Executive Vice President,
                                             Director, Director

Daniel Selmonosky       x                    Vice President, Director

Enrique F. Senior       x                    Executive Vice President,
                                             Director, Director

Stanley S. Shuman       x                    Executive Vice President,
                                             Managing Director, Director

John M. Simon           x                    Executive Vice President,
                                             Managing Director, Director

Ian G. Smith            x                    Vice President - Elect

                                                     Page 14 of 14 Pages


                                             Principal Occupation
                     Business                (i.e., Position with
Name xx              Address                 Allen & Company Incorporated)


Dennis J. Warfield      x                    Vice President, Chief Information
                                             Officer

Kim M. Weiland          x                    Vice President, Director,
                                             Chief Financial Officer

Edward D. Weinberger    x                    Vice President, Managing Director,
                                             Director

Harold M. Wit           x                    Executive Vice President, Managing
                                             Director, Director


[/TABLE]


x      711 Fifth Avenue, New York, New York 10022-3194.

xx All the Executive Officers and Directors of Allen Holding, Inc. are U.S. citizens unless otherwise indicated.


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